1290 Avenue of the Americas New York, NY 10104	Julie Collett Senior Director and Counsel (303) 902-9135 LAW DEPARTMENT

November 3, 2017

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	Separate Account No. 70 of AXA Equitable Life Insurance Co.

Initial Registration Statements on Form N-4

File Nos. 333-220167 and 811-22651; 333-220168 and 811-22651

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the comments you provided verbally on November 1, 2017 with respect to the above-referenced filings for AXA Equitable Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response. Attached to this letter are the blacklined pages from the prospectus as referenced herein.

1. RETIREMENT CORNERSTONE 17 SERIES B/CP. In second paragraph under the Series at a glance – key features section, consider whether the last two sentences which reference a waiting period should be revised or deleted.

Response: This language is referring to the GMIB waiting period of 10-15 years which is longer than the 7 or 9 year withdrawal charge period. Exercise rules describing the impact of waiting periods are provided later in the prospectus, and the disclosure was revised to cross reference the Exercise Rules section.

2. RETIREMENT CORNERSTONE 17 SERIES B/CP and E. In the Portfolios of the Trusts section, consider moving the following paragraph to immediately follow the first paragraph of this section:

You should be aware that having the GMIB and/or certain other guaranteed benefits limits your ability to invest in some of the variable investment options that would otherwise be available to you under the contract. See “Allocating your contributions” under “Contract features and benefits” for more information about the investment restrictions under your contract.

Response: Because this language is contained in several AXA product prospectuses, the Company declines to revise this section as requested at this time, but will consider it as a future change to all impacted products.

3. RETIREMENT CORNERSTONE 17 SERIES B/CP and E. Consider whether the Asset Transfer Program provisions in the Portfolio of the Trusts section should be removed or revised because this feature is not part of the Retirement Cornerstone 17 product.

Response: Although the Asset Transfer Program is not part of this product, the existence of the ATP can impact owners who are invested in certain portfolios and as a result, the disclosure is necessary. Because this language is contained in several AXA product prospectuses, the Company declines to revise this section as requested at this time, but will consider making revisions to further clarify this language as a future change to all impacted products.

4. RETIREMENT CORNERSTONE 17 SERIES B/CP. Please delete reference to “the time periods described” on page 42, and replace with “the first five contract years.”

Response: The disclosure has been revised as requested.

5. RETIREMENT CORNERSTONE 17 SERIES B/CP. The disclosure in Series B/CP immediately preceding the examples on page 42 differs from the disclosure contained in the Series E prospectus. Please explain why these provisions differ or revise to be consistent.

Response: The disclosure in Series B/CP has been revised to add the following:

Also, the initial rate which applies for the first five contract years, may affect your Deferral Roll-up rate. In some cases, it may be more or less than 1.00% greater than the Annual Roll-up rate. The initial rates are described further in this section under “New business rates.”

6. RETIREMENT CORNERSTONE 17 SERIES E. The disclosure prior to the Renewal Rates section differs from what is contained in the Series B/CP Prospectus. Please explain why these provisions differ or revise to be consistent.

Response: The paragraph immediately preceding the Renewal Rates section in Series B/CP is part of the 75 Day rate lock in section which is not a feature in the Series E product. Accordingly, no change is required. Please note that the language that immediately precedes the 75 Day rate lock in section is consistent with the language immediately preceding the Renewal Rates section in Series E.

7. RETIREMENT CORNERSTONE 17 SERIES B/CP. In the Renewal Rates section, please revise to remove reference to “Lock-in Rates” and replace with “initial rates.”

Response: The disclosure has been revised as requested.

8. RETIREMENT CORNERSTONE 17 SERIES B/CP. The footnote to the table on page 76 is missing the (2) in the Series CP row after 0%.

Response: The disclosure has been revised as requested.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 303-902-9135 or julie.collett@axa-equitable.com. Thank you very much for your assistance with this filing.

Best regards,

/s/ Julie Collett
Julie Collett

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